(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number 000-23574

For Period Ended: April 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

PETCO Animal Supplies, Inc.

Full Name of Registrant:

Not Applicable

Former Name if Applicable:

9125 Rehco Road

Address of Principal Executive Office (Street and Number):

San Diego, California 92121

City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

PETCO Animal Supplies, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2005 (the “First Quarter 10-Q”) in a timely manner without unreasonable effort and expense in light of the circumstances described below.

On April 1, 2005, the Company discovered within its Distribution Operation instances of errors in which certain expenses were under-accrued. As a result, the Company commenced an internal review of its financial results for the fourth quarter and full fiscal year 2004 ended January 29, 2005. The Company’s audit committee engaged independent experts to assist in the review of the Company’s financial results and the accounting errors within the Distribution Operation. Until this review is complete, the Company cannot finalize its financial statements for the period ended January 29, 2005 or file its Annual Report on Form 10-K for the fiscal year ended January 29, 2005 and its First Quarter 10-Q.

The Company is endeavoring to facilitate the completion of the review as soon as possible. The internal review will not be completed in sufficient time for the Company to: (i) complete its financial statements for the first fiscal quarter of 2005, (ii) assure that the information presented in the First Quarter 10-Q complies with the requirements of the form and applicable federal securities laws and regulations, and (iii) file the First Quarter 10-Q, within the prescribed period without unreasonable delay and expense.

The Company previously provided additional information concerning the status of these reviews and the Company’s current expectations on this and related topics in its press releases dated April 15, April 29, May 23 and May 25, 2005.

IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Rodney Carter (Name)	(858) (Area Code)	453-7845 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for the fiscal year ended January 29, 2005

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 25, 2005, the Company released preliminary results for its first quarter of fiscal year 2005. It reported that net sales in the first quarter of fiscal year 2005 were $479.6 million, reflecting an increase of 12.6% over the first quarter of fiscal year 2004. It also reported that net earnings for the first quarter increased to $17.2 million, or $0.29 per diluted share. These results compared to net earnings of $15.8 million, or $0.27 per diluted share, in the prior fiscal year first quarter.

For further information on the Company’s preliminary results for the first quarter of fiscal year 2005, please see the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 25, 2005.

PETCO Animal Supplies, Inc.

             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	June 10, 2005	By	/s/ Rodney Carter
Rodney Carter
Senior Vice President and Chief Financial Officer